# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHOULDER INNOVATIONS, INC., CIK 0001699350
CUSIP: 82537J108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1535 STEELE AVENUE SW, SUITE B, GRAND RAPIDS, Michigan (MI), 49507
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002080612-25-000018
Filed by CIK 0002079508

## Reporting persons
- cultivate(MD) Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 15,936; shared voting power 0; sole dispositive power 15,936; shared dispositive power 0; aggregate amount beneficially owned 15,936 (0.1% of the class)
  Comment: The percentage in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 20,647,526 shares of common stock outstanding as of March 3, 2026 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025.
- Blue David Lawrence: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 285,003; shared voting power 15,936; sole dispositive power 285,003; shared dispositive power 15,936; aggregate amount beneficially owned 300,939 (1.5% of the class)
  Comment: (1) Sole Voting and Dispositive Powers include: (i) 95,435 shares of common stock held by Mr. Blue; (ii) 118,274 shares of common stock held by the David Blue Living Trust; (iii) options to purchase 18,791 shares of common stock held by Mr. Blue that vest within 60 days of April 27, 2026; and (iv) options to purchase 52,503 shares of common stock held by the David Blue Living Trust that vest within 60 days of April 27, 2026.
  (2) The percentage in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 20,647,526 shares of common stock outstanding as of March 3, 2026 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, plus the number of options held by the Reporting Person that vest within 60 days of April 27, 2026.
- Ahearn Matthew Fraser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 301,201; shared voting power 15,936; sole dispositive power 301,201; shared dispositive power 15,936; aggregate amount beneficially owned 317,137 (1.5% of the class)
  Comment: (1) Sole Voting and Dispositive Powers include options to purchase 12,025 shares of common stock that vest within 60 days of April 27, 2026.
  (2) The percentage in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 20,647,526 shares of common stock outstanding as of March 3, 2026 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, plus the number of options held by the Reporting Person that vest within 60 days of April 27, 2026.
- Ball Robert Joseph: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 751,873; shared voting power 15,936; sole dispositive power 751,873; shared dispositive power 15,936; aggregate amount beneficially owned 767,809 (3.6% of the class)
  Comment: (1) Sole Voting and Dispositive Powers include: (i) 252,986 shares of common stock held by Mr. Ball; (ii) 37,032 shares of common stock held jointly by Mr. Ball and his spouse; and (iii) options to purchase 461,855 shares of common stock that vest within 60 days of April 27, 2026.
  (2) The percentage in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 20,647,526 shares of common stock outstanding as of March 3, 2026 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, plus the number of options held by the Reporting Person that vest within 60 days of April 27, 2026.
- Churchill R. Sean: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 139,116; shared voting power 15,936; sole dispositive power 139,116; shared dispositive power 15,936; aggregate amount beneficially owned 155,052 (0.8% of the class)
  Comment: The percentage in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 20,647,526 shares of common stock outstanding as of March 3, 2026 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025.

## Item 1. Issuer
Name of issuer: SHOULDER INNOVATIONS, INC.
Address of issuer's principal executive offices: 1535 STEELE AVENUE SW, SUITE B, GRAND RAPIDS, MICHIGAN, 49507

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:
cultivate(MD) Holdings, LLC, David Lawrence Blue, Matthew Fraser Ahearn, Robert Joseph Ball, and R. Sean Churchill
Address of principal business office or, if none, residence: 2851 Charlevoix Drive SE, Suite 327, Grand Rapids, MI 49546
Citizenship:
cultivate(MD) Holdings, LLC: Delaware
David Lawrence Blue: United States
Matthew Fraser Ahearn: United States
Robert Joseph Ball: United States
R. Sean Churchill: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on each cover page, which information is incorporated herein by reference and includes 15,936 shares of common stock held by Cultivate MD Capital Fund I, LLC ("CMD I"). cultivate(MD) Holdings, LLC is the general partner or manager of CMD I and has sole voting and dispositive power with respect to the shares held by CMD I. Each of David Lawrence Blue, Matthew Fraser Ahearn, and Robert Joseph Ball are directors, and R. Sean Churchill is a managing director, of cultivate(MD) Holdings, LLC and share voting and dispositive power with respect to the shares held of record by CMD I. Each of such directors and the managing director disclaims beneficial ownership of such holdings, except to the extent of his pecuniary interest in the shares.
Percent of class: See the responses to Item 11 on each cover page, which information is incorporated herein by reference.
Sole power to vote or to direct the vote: See the responses to Item 5 on each cover page, which information is incorporated herein by reference.
Shared power to vote or to direct the vote: See the responses to Item 6 on each cover page, which information is incorporated herein by reference.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on each cover page, which information is incorporated herein by reference.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on each cover page, which information is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated November 12, 2025, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of Schedule 13G filed with the SEC on November 12, 2025).

## Signatures
- cultivate(MD) Holdings, LLC: /s/ R. Sean Churchill, Managing Director (05/07/2026)
- Blue David Lawrence: /s/ David Lawrence Blue, David Lawrence Blue (05/07/2026)
- Ahearn Matthew Fraser: /s/ Matthew Fraser Ahearn, Matthew Fraser Ahearn (05/07/2026)
- Ball Robert Joseph: /s/ Robert Joseph Ball, Robert Joseph Ball (05/07/2026)
- Churchill R. Sean: /s/ R. Sean Churchill, R. Sean Churchill (05/07/2026)